1. Name and Address of Reporting Person
   McGettrick, Mark F.
   One James River Plaza - 21st Floor
   701 East Cary Street
   Richmond, VA 23219
2. Date of Event Requiring Statement (Month/Day/Year)
   01/01/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Administrative Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                38738                  D
Common Stock                                4612                   I                By Trustee of Employee Savings Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             01/01/2002 01/01/2010 Common Stock            18082     $39.25     D
Stock Option             01/01/2000 05/17/2009 Common Stock            56000     $41.25     D
Stock Option             01/01/2003 01/01/2008 Common Stock            33333     $59.96     D
Stock Option             01/01/2004 01/01/2009 Common Stock            33333     $59.96     D
Stock Option             01/01/2005 01/01/2010 Common Stock            33334     $59.96     D

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Mark F. McGettrick

DATE
01/10/2002